UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

Schedule 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

GEHL COMPANY

(Name of Subject Company (Issuer))

Gehl Company

(Names of Filing Persons)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

William D. Gehl

Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☑	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$328,968,630	$12,928.47

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,713,667 shares of common stock, par value $0.10 per share, of Gehl Company outstanding shares on a fully diluted basis as of August 31, 2008, consisting of: (a) 12,135,737 shares of common stock issued and outstanding, plus (b) 577,930 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options that are exercisable at amounts below the offer price, less (ii) 1,748,046 shares of common stock beneficially owned by the offerors that will not be tendered, and (iii) the tender offer price of $30.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,928.47	Filing Party: Tenedor Corporation and Manitou BF S.A.

Form or Registration No.: Schedule TO	Date Filed: September 8, 2008

This Amendment No. 5 to the Rule 13e-3 Transaction Statement (this “Amendment No. 5”) amends and supplements the Rule 13e-3 Transaction Statement initially filed with the Securities and Exchange Commission on September 8, 2008, as previously amended (the “Transaction Statement”). This Amendment No. 5 relates to the cash tender offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”), and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), disclosed in a Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO, dated as of September 8, 2008 (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), not owned by Parent or its affiliates, at a price of $30.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 8, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment No. 5 and the Transaction Statement also relate to the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company pursuant to which, after the completion of the Offer and the satisfaction or wavier of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a subsidiary of Parent.

This Amendment No. 5 is being filed on behalf of the Company to amend and supplement Items 1 and 4 of the Transaction Statement and to amend and supplement the exhibit index in order to file additional materials as an exhibit to the Transaction Statement.

Item 1 is amended and supplemented by replacing the last sentence in the first paragraph under the question “What Are the Most Important Conditions to the Offer?” under the subsection entitled “Summary Term Sheet – Questions and Answers” (on page 3 of the Offer to Purchase) with the following text:

We estimate based on the number of outstanding Shares as of October 13, 2008, approximately 6,293,219 Shares not owned beneficially by Parent, Purchaser or their respective wholly-owned subsidiaries would have to be tendered in order to satisfy the non-waivable Minimum Tender Condition (after giving effect to the cancellation of outstanding awards of restricted stock under any of the Company Stock Plans that have not previously vested immediately prior to the acceptance by Purchaser for payment of the Shares tendered pursuant to the Offer).

Item 4 is amended and supplemented by replacing the sixth paragraph under the section entitled “Introduction” (on pages 8 and 9 of the Offer to Purchase) with the following text:

The Offer is subject to the non-waivable condition that there shall have been validly tendered and not properly withdrawn before the Offer expires that number of Shares which, together with the number of Shares, if any, then owned beneficially by Parent, Purchaser and their respective wholly-owned subsidiaries, constitutes at least a number of Shares equal to the sum of (i) the number of Shares that represents two-thirds of the voting power of the total number of then-outstanding Shares entitled to vote on a fully diluted basis (after giving effect to the cash-out of options and restricted shares that will occur in connection with Purchaser’s acceptance of the tendered Shares) plus (ii) one Share entitled to vote. If the Minimum Tender Condition is not satisfied, the Offer will be terminated, and all Shares previously tendered will be returned to tendering shareholders. If the Minimum Tender Condition is satisfied and the Offer is consummated, Parent is obligated to cause the consummation of the Merger as soon as practicable thereafter and after satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement. Purchaser estimates that, based on the number of outstanding Shares as of October 13, 2008, approximately 6,293,219 Shares not owned beneficially by Parent, Purchaser or their respective wholly-owned subsidiaries would have to be tendered in order to satisfy the non-waivable Minimum Tender Condition (after giving effect to the cancellation of outstanding awards of restricted stock under any of the Company Stock Plans that have not previously vested immediately prior to the acceptance by Purchaser for payment of the Shares tendered pursuant to the Offer). The offer is subject to certain additional conditions. See “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.” Purchaser has expressly reserved the right to amend or make changes to the terms and conditions of the Offer, provided that, without the prior written consent of the Company, Purchaser will not do any of the following: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares to be purchased by Purchaser pursuant to the Offer; (iii) amend or waive the Minimum Tender Condition; (iv) add to the conditions to the Offer specified in the Merger Agreement (see “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer”); (v) modify the conditions to the Offer in a manner materially adverse to the holders of Shares; or (vi) extend the expiration date of the Offer except as required or permitted by the Merger Agreement.

Item 16 is amended and supplemented to include the following exhibit:

(a)(1)(O)	Text of Press Release issued by Gehl Company, dated October 14, 2008. [Incorporated by reference to Exhibit (a)(11) to Amendment No. 7 to the Schedule 14D-9 filed by Gehl Company on October 14, 2008]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Gehl Company

By:	/s/ Michael J. Mulcahy
Michael J. Mulcahy Vice President, Secretary and General Counsel

Dated: October 14, 2008

EXHIBIT INDEX

(a)(1)(O)	Text of Press Release issued by Gehl Company, dated October 14, 2008. [Incorporated by reference to Exhibit (a)(11) to Amendment No. 7 to the Schedule 14D-9 filed by Gehl Company on October 14, 2008]